Exhibit 99.3

August 10, 2016

Dear ESOP Participant:

Citizens National Bancorp, Inc. (“CNBI”) is the parent company of Citizens National Bank (“CNB”), which sponsors and maintains the Citizens National Bank Employee Stock ‘Ownership Profit Sharing Plan (the “ESOP”). CNBI is asking its shareholders to approve the sale of CNB to Simmons First National Corporation (“Simmons”), the subsequent dissolution of CNBI, the election of the CNBI Board of Directors, and the adjournment of the annual meeting, if necessary, to solicit additional proxies in favor of the sale proposal.

Eligible employees of CNB participate in the ESOP, which is a tax-qualified retirement plan that contains both: a 401(k) salary deferral feature; and an employee stock ownership feature in which ESOP participants may be allocated shares of CNBI stock. You are receiving this letter because you are a participant in the ESOP and have been allocated shares of CNBI stock in your ESOP account. The number of CNBI shares allocated to your ESOP account is shown on the enclosed Proxy Card. For purposes of the proposed transaction, you have the same voting rights as any other CNBI shareholder, except that you must provide your voting instructions to the ESOP Trustee rather than voting in person.

Enclosed you will find a Proxy Statement/Prospectus. The Proxy Statement/Prospectus describes the CNBI shareholders’ annual meeting, the sale, the documents related to the sale, the dissolution, the documents related to the dissolution, and other related matters. Please carefully read the entire document, including “Risk Factors” beginning on page 17, for a discussion of the risks relating to the proposed sale and dissolution. This letter is meant to supplement the Proxy Statement/Prospectus with additional information relevant to ESOP participants.

The terms of the sale are briefly summarized below and are more fully described in the Proxy Statement/Prospectus. Because these summaries are brief, you should review the Proxy Statement/Prospectus in its entirety. If there is any conflict between the Proxy Statement/Prospectus and this letter, the Proxy Statement/Prospectus controls.

The terms of the stock sale are set forth in the Stock Purchase Agreement, which is included in the enclosed Proxy Statement/Prospectus. The Stock Purchase Agreement provides that, if approved by CNBI shareholders, CNBI will sell 100% of CNB stock to Simmons in exchange for a combination of $40,348,222 in cash and 835,741 shares of Simmons common stock, which had a market value of $38,268,580.39 in the aggregate as of May 18, 2016, the last full trading day before the public announcement of the Stock Purchase Agreement. Simmons stock is publicly traded (“SFNC”) and its price fluctuates.

If the sale is approved and the transaction is closed, the sale proceeds will be paid to CNBI. CNBI expects to thereafter distribute the net cash and Simmons stock received in the sale to the CNBI shareholders pursuant to a plan of dissolution. CNBI expects shareholders would receive approximately $284 in cash and 5.2 shares of Simmons common stock per share of CNBI common stock, based on a closing price of Simmons common stock of $45.79 on May 18, 2016, the last full trading day before the public announcement of the Stock Purchase Agreement, or approximately $522.10 per share of CNBI common stock; however, CNBI is unable at this time to predict the exact amount, nature and timing of any distributions to its shareholders. When distributions are made by CNBI, the portion of the sale proceeds allocable to the ESOP participants will be delivered to the ESOP Trustee, CNB or its duly appointed successor, to be held in trust, along with your 401(k) and other contribution accounts, until the ESOP Trust may wind down and terminate.

The Proxy Statement/Prospectus describes CNBI shareholders’ right to dissent. As an ESOP Participant, you are entitled to the right to dissent in accordance with applicable Tennessee law. Please read the material on dissenters’ rights in the Proxy Statement/Prospectus carefully. If you wish to dissent, you must do so in the manner, and within the time periods, provided in the Proxy Statement/Prospectus and as provided by Tennessee Code Annotated § 48-23-101 et. seq. You may wish to consult your attorney or other advisor if you are interested in dissenting.

Voting Procedure

The ESOP Trustee will vote all shares of CNBI common stock allocated to ESOP accounts the ESOP holds, based on the individual participant voting instructions timely received (one vote per share of CNBI common stock allocated to the account of each participant). ESOP participants are not entitled to directly vote CNBI shares allocated to their ESOP accounts. Therefore, you will not be able to vote in person at the meeting of stockholders. Instead, the ESOP Trustee will vote at its discretion in the best interests of ESOP participants all shares of CNBI common stock that have not been allocated to a participant’s ESOP account as well as any shares for which the ESOP Trustee does not timely receive voting instructions.

You must use the enclosed “Proxy Card” to direct your votes on the proposed sale, CNBI’s dissolution, and election of the CNBI Board. For your voting direction to be counted, your Proxy Card must be received no later than 4:00 p.m. ET on Friday, September 2, 2016. If you do not return the Proxy Card on time, or if the Proxy Card is returned unsigned, your voting direction will not count, and the ESOP Trustee will cast a vote for you, as noted above. Please return your Proxy Card in person or by mail to: Citizens National Bank, Trustee, CNB Wealth Management Group, ATTN: Veronica Fox, P.O. Box 220, Athens, TN 37371-022. We recommend that you return your Proxy Card as soon as possible.

Effect of the Sale on ESOP Participants

If the proposed stock sale of CNB to Simmons is not approved by the affirmative vote of holders of a majority of the shares of CNBI common stock outstanding and entitled to vote with respect to the sale proposal, the transaction will not occur, and the ESOP will continue operation in its usual manner.

If the stock sale of CNB is approved, after the transaction closes, CNB will be owned by Simmons rather than CNBI, and Simmons expects to continue CNB’s banking operations. Most CNB employees are expected to transition to Simmons employment and benefits, including a 401(k) plan and an employee stock ownership plan. Employees currently eligible to defer salary into the ESOP would have the opportunity to instead make deferrals to the Simmons 401(k) plan in accordance with the terms of that Plan.

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The ESOP is currently sponsored and maintained by CNB. In anticipation of the proposed transaction, CNB expects that it will terminate the ESOP and transfer the sponsorship and administration of the ESOP to CNBI effective sometime before the closing of the transaction. You will be notified when the ESOP is terminated. CNB matching and any discretionary profit sharing contributions for 2016 will be determined based on compensation earned through the effective date of plan termination and will be allocated to your Plan account.

Both CNBI and the ESOP will wind down after closing. Following the completion of the sale, if the dissolution proposal is approved by CNBI shareholders, CNBI intends to pay its liabilities and distribute its remaining assets, consisting of both cash and Simmons stock, to each shareholder, including the ESOP, in accordance with a plan of dissolution. With respect to shares of CNBI stock that you own through the ESOP, the ESOP Trustee will receive cash and Simmons stock on your behalf. The ESOP Trustee will then allocate the cash and Simmons stock it receives on your behalf to your ESOP account according to the terms of the ESOP. This cash and Simmons stock will remain in your account, subject to the investment direction procedures of the ESOP, until the ESOP distributes the plan assets as part of the termination process. ESOP Participants will be informed when the Simmons sale proceeds are allocated to their ESOP accounts.

Before the ESOP distributes the assets held in the plan, it intends to apply to the Internal Revenue Service (“IRS”) for a qualification determination of the ESOP at termination. This process is expected to take 9-12 months, but may be longer or shorter. While the application is pending, you may continue to direct your plan investments, just as you do now, but you will not be able to take a distribution from the ESOP.

If you have a loan from the ESOP, that loan will become due and payable upon plan termination. If you are unable to repay the loan, it will be treated as a deemed distribution and will be reported as, a taxable distribution to you. You may discuss options for repaying your loan with Veronica Fox, CNB Wealth Management Group.

Your 401(k) balance, and your 401(k) investment options, will not be affected by the Simmons transaction. USI Consulting Group will continue to be the recordkeeper, you will continue to be able to view your account online at www.usicg.com, and you will continue to receive a quarterly statement. You will continue to be able to direct the investment of your accounts, other than your Company Stock Account, in the current fund in up until the ESOP’s assets are distributed. You will be allocated your salary deferral contributions and any CNB match or profit sharing contribution accrued through the date of Plan termination.

Once the ESOP Trustee receives a favorable qualification determination from the IRS, it will begin the distribution process and close the plan. You may elect to receive your distribution as a “rollover” into an individual retirement account (“IRA”) or into another tax-qualified retirement plan, as a distribution directly to you, or as a combination of both. You may have adverse tax consequences unless you decide to have your account balance transferred or “rolled over” to an IRA or another tax-qualified retirement plan. If you are participating in the Simmons 401(k) plan, it is expected that you will have the opportunity to roll your account into that plan.

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Tax Effect of the Sale and Distribution

The allocation of the cash and Simmons stock to your ESOP account is not a taxable transaction to you. A taxable transaction will occur once your ESOP account is distributed to you upon the termination of the ESOP or other distributable event. The tax consequences of the distribution, when made, will depend upon your election at the time of the distribution. If you elect to transferor “rollover” your distribution into an IRA or into another tax-qualified retirement plan, any tax will be deferred until such time as you take a distribution from your IRA or other tax-qualified retirement plan. If you choose to take a direct distribution without rolling over into an IRA or other tax-qualified retirement plan, the distribution amount, subject to certain exceptions, will be taxable to you, and, if you are under the age of 59½ at the time .of the distribution, the IRS will assess a 10% excise tax penalty unless an applicable exception is available in your circumstances at the time. A special tax notice, with additional details of the tax consequences of the distribution from the ESOP, will be provided to you nearer the time of distribution from the ESOP.

You should consult your tax and legal advisor for a full understanding of the tax consequences of the sale and ESOP termination and distribution to you.

Shareholders Meeting

You are welcome to attend the annual CNBI shareholders meeting at which the ESOP Trustee will vote the shares of CNBI common stock pursuant to the instructions of the ESOP participants, or in the absence of such instructions, in its discretion. The meeting will be held at the Comfort Inn in Athens, Tennessee, on Thursday, September 8, 2016, at 1:00 p.m. If you wish to attend the meeting and you are scheduled to work at that time, you must make arrangements for approved leave with your CNB supervisor pursuant to CNB’s leave policies. Approval of your leave request will be subject to the needs of regular CNB operations.

If you have questions concerning this letter or the impact of the proposed transaction on your ESOP account, please contact Veronica Fox, CNB Wealth Management Group, at 423-478-0001.

Sincerely,

CNB, Trustee

CNB Wealth Management Group

Enclosures (Proxy Card and Proxy Statement/Prospectus)

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